December 15, 1999

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D,C.  20549


Re: I-Storm, Inc. (formerly Digital Power Holding Company), a Nevada Corporation Commission File No. 2-93477-D

Ladies and Gentlemen:

We were previously the independent accountants for the Company and on April 8, 1998 we reported on the financial statements of the Company for the fiscal years ended March 31, 1998 and 1997. On December 15, 1999, we were formally dismissed as the independent accountants of I-Storm, Inc. (formerly Digital Power Holding Company).

We have read the Company's statements included under Item 4 of this current report on Form 8-K dated July 1, 1998 and have no disagreements with the disclosure made therein.

Very truly yours,
/s/ Jones, Jensen & Company
Jones, Jensen & Company